Via Facsimile and U.S. Mail
Mail Stop 6010

February 24, 2009

Jay S. Bullock
Chief Financial Officer
Argo Group International Holdings, Ltd.
110 Pitts Bay Road
Pembroke HM 08 Bermuda

Re: Argo Group International Holdings, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2007
File Number: 001-15259

Dear Mr. Bullock,

        We have completed our review of your Form 10-K and your related filings and
have no further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief